ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

June 25, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Ultimus Managers Trust (the “Trust”)
Request for Withdrawal of Pre-effective Amendment No. 1 to the Trust’s
Registration Statement (File Nos. 333-180308 and 811-22680)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Pre-effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on June 1, 2012 (Accession No. 0001111830-12-0000354) in order to register one new series, the Cincinnati Asset Management Funds: Broad Market Strategic Income Fund (the “Fund”).  The Amendment is being withdrawn because the Trust does not want to delay the effectiveness of the APEXcm Small/Mid Cap Growth Fund, filed on March 23, 2012.  No securities were sold in connection with this offering.

Please issue an order with respect to this application for withdrawal as soon as possible.  In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to Frank L. Newbauer, Secretary of the Trust, by facsimile at (513) 587-3437.  If you have any questions, please do not hesitate to contact me at: (513) 587-3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary of the Trust